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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6 (Final Amendment) )

SWIFT TRANSPORTATION CO., INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
0870756103
(CUSIP Number)
Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

May 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Introduction
This final amendment to Schedule 13D (this “Final Amendment”) relating to the common stock, $.001 par value per share (“Swift Common Stock”), of Swift Transportation Co., Inc. (“Swift” or the “Company”), amends and supplements the Schedule 13D filed on December 7, 2005, and as subsequently amended on October 11, 2006, November 6, 2006, November 17, 2006, January 24, 2007 and February 14, 2007 (the “Schedule 13D”). This Final Amendment is being filed by and on behalf of Jerry Moyes, Vickie Moyes, Michael Moyes, Lyndee Moyes Nester, the Jerry and Vickie Moyes Family Trust dated 12/11/87 (“Family Trust”), the Todd Moyes Trust dated April 27, 2007, the Hollie Moyes Trust dated April 27, 2007, the Chris Moyes Trust dated April 27, 2007, the Lyndee Moyes Nester Trust dated April 27, 2007, the Marti Lyn Moyes Trust dated April 27, 2007 and the Michael J. Moyes Trust dated April 27, 2007 (together, the “Reporting Persons”). The Moyes Children’s Limited Partnership (“MCLP”) and Michael Moyes (as general partner of the MCLP) have been replaced as reporting persons for the purposes of the filing requirements of Section 13(d) of the Securities Exchange Act of 1934 by the Todd Moyes Trust dated April 27, 2007, the Hollie Moyes Trust dated April 27, 2007, the Chris Moyes Trust dated April 27, 2007, the Lyndee Moyes Nester Trust dated April 27, 2007, the Marti Lyn Moyes Trust dated April 27, 2007 and the Michael J. Moyes Trust dated April 27, 2007 (each, a “Child’s Trust”, and collectively, the “Children’s Trusts”) as a result of the MCLP’s distribution of all of its shares of Swift Common Stock to such trusts, as described in Item 2. VJM Investments, L.L.C. is no longer a reporting person as a result of the distribution of all of its shares of Swift Common Stock pro-rata to its members, all of whose shares of Swift Common Stock, except for the Family Trust, as a result of the Merger (as defined below), were automatically converted into the right to receive the merger consideration without interest as provided in the Merger Agreement (defined below). SME Industries, Inc. is no longer a reporting person because its shares of Swift Common Stock, as a result of the Merger, were automatically converted into the right to receive the merger consideration without interest as provided in the Merger Agreement.
Unless otherwise indicated herein, capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
Item 2 is amended and supplemented to add the following to the end of the Item:
On May 9, 2007, the MCLP distributed to the Children’s Trusts all of the shares of Swift Common Stock held by the MCLP and the MCLP and each of the Children’s Trusts entered into an assignment agreement (the “Assignment Agreement”), pursuant to which the MCLP assigned to the Children’s Trusts its rights and obligations under the Rollover Equity Commitment Letter, dated as of January 19, 2007, and immediately thereafter, in furtherance of the Merger and in accordance with the Assignment Agreement, each Child’s Trust contributed its shares of Swift Common Stock to Parent in exchange for shares of Parent common stock. A copy of the Assignment Agreement is attached as Exhibit 2 hereto and incorporated herein by reference. Also on May 9, 2007, VJM Investments, L.L.C. distributed all of its shares of Swift Common Stock pro-rata to its members: (i) the Family Trust, (ii) an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich (the “Ehrlich Trust”), (iii) the Kylie Hope Sorma Irrevocable Trust and (iv) the Tyler Chase Irrevocable Trust. As a result of the Merger, the shares of Swift Common Stock held by the Ehrlich Trust, the Kylie Hope Sorma Irrevocable Trust and the Tyler Chase Irrevocable Trust, were automatically converted into the right to receive the merger consideration without interest as provided in the Merger Agreement. The shares of Swift Common Stock held by the Family Trust were prior to the effective time of the Merger contributed to Parent in exchange for shares of Parent common stock, and, as a result of the Merger, such shares of Swift Common Stock were cancelled and ceased to exist.
Each of the Children’s Trusts is an irrevocable trust organized under the laws of the State of Illinois. Michael Moyes is the trustee of each of the trusts, except the Michael J. Moyes Trust dated April 27, 2007, for which Lyndee Moyes Nester serves as trustee. The address for each of the Children’s Trusts is P.O. Box 20683, Phoenix, AZ 85036.
None of the Children’s Trusts (or officers, directors or partners thereof), Michael Moyes or Lyndee Moyes Nester has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Children’s Trusts (or officers, directors or partners thereof), Michael Moyes or Lyndee Moyes Nester has, during the last five years, been a party to any civil proceeding as a result of which it, he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Michael Moyes and Lyndee Moyes Nester are citizens of the United States of America.
Item 3. Source and Amount of Funds and Other Consideration.
Item 3 is amended and supplemented as follows:
On May 10, 2007, in connection with the consummation of the Merger, Swift entered into a $2.17 billion senior secured credit agreement (“Credit Agreement”) consisting of $1.72 billion first lien term loan b and a $300 million revolving credit facility and a $150 million synthetic letter of credit facility. Also in connection with the consummation of the Merger, Swift issued (in a private transaction pursuant to Rule 144A)) $835 million of second priority senior secured notes (“Notes”) in two tranches ($595 million of 12.5% fixed rate notes due 2017 and $240 million of floating rate notes due 2015) under separate indentures (“Indentures”). The proceeds of the Credit Agreement and the Notes offering will be used to fund the payment of the merger consideration under the Merger Agreement, pay fees and expenses, refinance existing corporate and personal debt, and for ongoing working capital and general corporate needs for the operation of Swift following the Merger.
The foregoing summary of the Credit Agreement and the Notes does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement and the Indentures, which are attached hereto as Exhibits 3, 4 and 5 and incorporated by reference in their entirety into this Item 3.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented as follows:
On May 10, 2007, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 19, 2007 (“Merger Agreement”), Saint Acquisition Corporation (“MergerCo”) was merged with and into Swift (the “Merger”), with Swift continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result, Swift became a privately held company and, on May 10, 2007, Swift Common Stock ceased trading on NASDAQ. On May 10, 2007, NASDAQ filed a Form 25 to delist Swift Common Stock. The Company is expected to file a Form 15 on or about May 21, 2007, thus suspending Swift’s reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.
On May 10, 2007, the Company announced the consummation of the above described transaction in a press release. The press release is attached hereto as Exhibit 6 and is incorporated by reference in its entirety into this Item 4.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Swift.
     The information set forth or incorporated by reference in Item 3 is incorporated by reference in its entirety into this Item 6.
Item 7. Exhibits

Exhibit 1.	Joint Filing Agreement, dated May 10, 2007, by and among the Reporting Persons

Exhibit 2.	Assignment Agreement, dated May 9, 2007, by and among the MCLP and the Children’s Trusts.

Exhibit 3.	Credit Agreement, dated May 10, 2007, by and among MergerCo, Swift Transportation Co., Inc., Swift, Parent, as guarantor, Morgan Stanley Senior Funding, Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc., as co-syndication agents, LaSalle Bank National Association, as documentation agent, and Morgan Stanley Senior Funding, Inc. as administrative agent.

Exhibit 4.	Indenture for the 12.5% Fixed Rate Notes due 2017, dated May 10, 2007, by and among MergerCo, Parent, Swift, certain Subsidiary Guarantors and U.S. Bank National Association, as trustee.

Exhibit 5.	Indenture for the Floating Rate Notes due 2015, dated May 10, 2007, by and among MergerCo, Parent, Swift, certain Subsidiary Guarantors and U.S. Bank National Association, as trustee.

Exhibit 6.	Press Release issued by the Company, dated May 10, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87

By:	/s/ Jerry Moyes

Name: Jerry Moyes
Title: Co-Trustee

By:	/s/ Vickie Moyes

Name: Vickie Moyes
Title: Co-Trustee

TODD MOYES TRUST DATED APRIL 27, 2007

/s/ Michael Moyes

Name: Michael Moyes
Title: Trustee

HOLLIE MOYES TRUST DATED APRIL 27, 2007

/s/ Michael Moyes

Name: Michael Moyes
Title: Trustee

CHRIS MOYES TRUST DATED APRIL 27, 2007

/s/ Michael Moyes

Name: Michael Moyes
Title: Trustee

LYNDEE MOYES NESTER TRUST DATED APRIL 27, 2007

/s/ Michael Moyes

Name: Michael Moyes
Title: Trustee

MARTI LYN MOYES TRUST DATED APRIL 27, 2007

/s/ Michael Moyes

Name: Michael Moyes
Title: Trustee

MICHAEL J. MOYES TRUST DATED APRIL 27, 2007

/s/ Lyndee Moyes Nester

Name: Lyndee Moyes Nester
Title: Trustee

MICHAEL MOYES

/s/ Michael Moyes

LYNDEE MOYES NESTER

/s/ Lyndee Moyes Nester

Dated: May 10, 2007